EXHIBIT 99.1

EXPLANATION OF RESPONSES

(2)                     On April 4, 2019, pursuant to the distributions automatically effected pursuant to a Rule 10b5-1 distribution plan discussed in footnote 3 below, Jeffrey Lieberman acquired direct ownership of 27,980 ordinary shares of the Issuer. Mr. Lieberman did not furnish any consideration in exchange for such ordinary shares received in connection with such distributions.

(3)                     On April 4, 2019, the Insight Funds (as defined below) distributed 1,473,056 of the Issuer’s ordinary shares to their partners, a portion of which were distributed by Insight Venture Associates VII, L.P. (“IVA VII”) and Insight Venture Associates Coinvestment II, L.P. (IVA  Coinvestment II”) to its partners. Each such distribution was made on a pro rata basis in accordance with each partner’s respective ownership interests as determined in accordance with the applicable limited partnership agreement of such distributing entities, with no consideration being paid in connection therewith. The distributions reported on this Form 4 were automatically effected pursuant to a Rule 10b5-1 distribution plan entered into by the Insight Funds on September 14, 2018.

(4)                     The reporting person is a member of the board of managers of Insight Holdings Group, LLC (“Holdings”).  Holdings is the sole shareholder of Insight Venture Associates VII, Ltd., which in turn is the general partner of IVA VII, which in turn is the general partner of each of Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners VII (Co-Investors), L.P. and Insight Venture Partners (Delaware) VII, L.P. (collectively, the “IVP VII Funds”). Holdings is the general partner of IVA Coinvestment II, which in turn is the general partner of Insight Venture Partners Coinvestment Fund II, L.P. (“IVP Coinvestment II” and together with the IVP VII Funds, the “Insight Funds”).  In addition, Holdings is the sole shareholder of Insight Venture Associates X, Ltd., which is the manager IVP GP (Venice), LLC, which in turn is the general partner of IVP (Venice), L.P. (“IVP Venice”).

(5)                     All ordinary shares of the Issuer indicated as indirectly owned by the reporting person are included herein because the reporting person shares voting and dispositive control of the ordinary shares held of record by the Insight Funds, IVP Venice, IVA VII and IVA Coinvestment II as a member of the board of managers of Holdings and has an indirect pecuniary interest in the ordinary shares of the Issuer held of record by the Insight Funds, IVP Venice, IVA VII and IVA Coinvestment II. The reporting person disclaims beneficial ownership of all ordinary shares of the Issuer attributable to the Insight Funds, IVP Venice, IVA VII and IVA Coinvestment II except to the extent of his pecuniary interest therein.

(6)                     IVP Venice owns the 108,720 ordinary shares of the Issuer reported as indirectly owned by the reporting person.